Exhibit 99.1

March 11, 2025	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To:	All Canadian Securities Regulatory Authorities

NASDAQ Exchange

Subject: THE REAL BROKERAGE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 07, 2025
Record Date for Voting (if applicable) :	April 07, 2025
Beneficial Ownership Determination Date :	April 07, 2025
Meeting Date :	May 30, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	75585H206	CA75585H2063

Sincerely,

Computershare

Agent for THE REAL BROKERAGE INC.